UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004
FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from——————to———————

Commission file number 1-8061

FREQUENCY ELECTRONICS, INC. 401(k) SAVINGS PLAN
(Full title of the plan)

Frequency Electronics, Inc.
55 Charles Lindbergh Blvd., Mitchel Field, NY 11553

(Name of issuer of the securities held pursuant to
the plan and the address of its principal
executive offices)

Registrant's telephone number, including area code (516) 794-4500

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

YEAR ENDED DECEMBER 31, 2010

CONTENTS

Page
a) FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 - 12

SUPPLEMENTAL SCHEDULES:

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	13

Schedule H, Line 4j; Schedule of Reportable Transactions	14

b) EXHIBITS:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frequency Electronics, Inc. 401(k) Savings Plan
(Name of Plan)

Date: June 10, 2011	By:

/s/Robert Klomp
Robert Klomp, Trustee

/s/Markus Hechler
Markus Hechler, Trustee

/s/Marvin Meirs
Marvin Meirs, Trustee

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Frequency Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Frequency Electronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets as of December 31, 2010 and reportable transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ EisnerAmper LLP
EisnerAmper LLP

New York, New York
June 10, 2011

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

ASSETS:
Cash	$833	$833
Investments, at Fair Value	15,537,336	13,100,601
Notes Receivable from Participants	518,825	491,407
Contribution Receivable – Participant	0	19,620
Total Assets	16,056,994	13,612,461
LIABILITIES:
Excess Participant Contributions Payable	0	19,612

Net Assets Available for Benefits at Fair Value	16,056,994	13,592,849

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(85,717)	(26,495)

Net Assets Available for Benefits	$15,971,277	$13,566,354

The accompanying notes are an integral part of these financial statements.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

ADDITIONS (REDUCTIONS):
Additions (Reductions) to net assets attributed to:

Contributions:
Participant contributions	$991,445
Participant rollover contributions	65,520
Employer contributions	435,177
Total Contributions	1,492,142
Investment Income (Loss):
Net appreciation in fair value of investments	1,697,751
Decrease in Contract Value for Fully
Benefit-Responsive Investment Contract	(59,222)
Interest on notes receivable from participants	40,175
Dividends	103,869
Net Investment Income	1,782,573
Net Additions	3,274,715

DEDUCTIONS:
Benefits paid to participants	867,982
Administrative expenses	1,810
Total Deductions	869,792

NET INCREASE	2,404,923

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	13,566,354

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$15,971,277

The accompanying notes are an integral part of these financial statements.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

1.	Plan Description
The following description of the Frequency Electronics, Inc. (the "Company" or the “Employer”) 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan, adopted on January 1, 1985, is a defined contribution savings plan qualified under Section 401(a) of the Internal Revenue Code covering employees of the Company who have completed six months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration – The custodian and record keeper of the Plan is Principal Retirement Group (“Principal”).  Investment options available to participants in the Plan are offered by Principal.  Principal also holds the Plan’s investment in Frequency Electronics, Inc. common stock.

Contributions - Each year, participants may contribute a portion of their pretax annual compensation, as defined by the Plan, subject to certain limitations imposed by the Internal Revenue Code (the “Code”).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions up to $5,500 for 2010 and 2009.  Participants may also rollover amounts representing distributions from other qualified benefit plans.  The Company may make matching contributions, as defined by the Plan.  Company contributions, if any, may consist of cash or qualifying employer securities.  During the year ended December 31, 2010, Company contributions were made in the form of Company stock.  In 2010, the Company contributed 100 percent of the first 3 percent of base compensation that a participant contributed to the Plan, not to exceed a maximum of $1,250.  Through June 2009, the Company contributed 100 percent of the first 3 percent of base compensation that a participant contributed to the Plan, not to exceed a maximum of $2,500.  Additionally, the Company contributed $250 on behalf of each eligible participant, regardless of the participant’s contribution, if any.  The maximum Company contribution was $2,750 per participant up to June 30, 2009.  After that date, the $250 Company contribution was eliminated and the maximum annual matching contribution was reduced to $1,250.

In 2010, for employees located in the Company’s New York subsidiary, the Company provided an additional contribution equal to 2% of the base compensation of each participant.  This additional contribution was in lieu of salary increases over the prior two years and the elimination of a $250 lump sum contribution.

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings.  Allocations of Plan earnings are made to each participant's account based upon participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service.  Participants vest 20 percent after two years of service and 20 percent each year thereafter.  A participant is 100 percent vested after six years of credited service.

Notes receivable from participant – Notes receivable from participants are measured at their unpaid principal plus any accrued but unpaid interest.  Notes receivable are permitted against a participant's contributory account balance.  Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's contributory account balance.  The notes receivable are secured by the balance in the participant's account and bear interest at rates that range from 4 percent to 10.25 percent.  Principal and interest are paid ratably through payroll deductions.

Payment of benefits - A participant may elect to receive the value of the vested interest in his or her account upon termination of service due to death, disability or retirement.  An employee who became a participant on or after January 1, 1998, will generally receive their benefit as a lump-sum distribution.  An employee who became a participant prior to January 1, 1998, will generally receive their benefit, unless otherwise elected, as a Qualified Joint and Survivor Annuity, if the participant is married, or as a life annuity, if unmarried.  Participants who elect not to receive the annuity form of payment, may elect to receive a lump-sum distribution or a distribution in substantially equal monthly, quarterly, semi-annual or annual installments, (over a term that does not extend beyond the participant's or designated beneficiary's actuarial life expectancy).

Forfeited accounts - During the year ended December 31, 2010, forfeitures of non-vested accounts totaled $35,859 and forfeited non-vested accounts had investment earnings of $6,941 including net investment loss of $594 related to the accumulated forfeited balance at January 1, 2010.  At December 31, 2010 and 2009, forfeited non-vested accounts, including earnings and losses thereon, totaled $43,394 and $26,548, respectively.  These accounts may be used to pay administrative costs of the Plan.  Any such accounts not used to pay administrative costs will be reallocated to participants in the same manner as employer contributions.  During 2010, the plan reallocated to participants an aggregate of $25,954 from prior year forfeitures.

Plan expenses - Expenses associated with administering the Plan are generally paid by the Company.  Certain participant-specific expenses may be paid by the Plan or assessed against such Participant as provided in the service and expense agreement.

2.	Summary of Significant Accounting Polices

Basis of presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment valuation and income recognition - The Plan's investments are stated at fair value based upon quoted market prices, except for the Union Bond & Trust Company Principal Stable Value Fund (“Stable Value Fund”) which includes fully benefit-responsive investment contracts valued at contract value.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recognized in the period earned.  Dividends are recorded on the ex-dividend date.  Gains and losses on the sales of investments are recognized when realized, while unrealized gains and losses are recognized daily based on fluctuations in market value.  Realized and unrealized gains and losses are netted in the financial statements.

Frequency Electronics, Inc. Common Stock Fund - The Frequency Electronics, Inc. Common Stock Fund is a nonparticipant directed fund.  All employer matching contributions that were made prior to January 1, 1990 and subsequent to January 1, 2001 are in the form of Frequency Electronics, Inc. common stock.  This stock is valued at the last sale price on the NASDAQ on the last business day of the year.  Frequency Electronics, Inc. common stock approximated $2,825,000 (18%) and $1,905,000 (14%) of net assets available for benefits at December 31, 2010 and 2009, respectively.

Information about the significant components of the change in net assets related to the shares of common stock of the Company (nonparticipant-directed investment) during the year ended December 31, 2010 is as follows:

Balance, January 1, 2010	$1,904,971
Employer Contributions Received During 2010	435,177
Net Appreciation in Fair Value of Investments	647,221
Distributions, net	(162,662)
Balance, December 31, 2010	$2,824,707

Payment of benefits - Benefits are recorded when paid.

New Accounting Pronouncements  In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended guidance for fair value measurements and disclosures and improving Disclosures about fair value measurements.  The guidance requires entities to enhance disclosures about fair value measurements in fiscal years 2010 and 2011.  The enhanced disclosures related to 2010 are reflected in these financial statements.  In 2011, the Plan is required to disclose information about purchases, sales, issuances and settlements for items in Level 3 of the fair value measurement on gross basis rather than net.  The Plan will comply with these requirements in 2011.

In September 2010, the FASB issued new guidance that requires participant loans be classified as notes receivable from participants in the financial statements of a defined contribution pension plan, measured at the unpaid principal balance plus accrued, but unpaid interest.  The Plan adopted the new guidance, which is effective for fiscal years ending after December 15, 2010, and is applied retrospectively, by reclassifying participant loans on the Statement of Net Assets Available for Benefits for all years presented.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

In May 2011, the FASB issued ASU No. 2011-04, Amendments Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement.  The new guidance relates to fair value measurements, related disclosures and consistent meaning of the term “fair value” in US GAAP and International Financial Reporting Standards.  The amendment clarifies how to apply the existing fair value measurements and disclosures.  For fair value measurements classified within level 3, an entity is required to disclose quantitative information about the unobservable inputs.  A reporting entity is also required to disclose additional information like valuation process, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs.

For public entities the guidance is to be applied effective during interim and annual periods beginning after December 15, 2011.  Early application for public entities is not permitted.  The Plan is currently evaluating the impact of the adoption of ASU 2011-04 on its financial statements.

3.	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2010:

Union Bond & Trust Company Principal Stable Value Fund; 242,798 shares	$4,282,575
Principal Global Investors Large Cap S&P 500 Index R3 Fund; 209,726 shares	$1,851,879
Capital Research and Management Growth Fund of America R3 Fund; 29,691 shares	$890,150
Principal Global Investors Bond & Mortgage Securities R3 Fund, 88,830 shares	$915,841
Principal Global Investors Lifetime 2030 R3 Fund, 78,427 shares	$905,829
Frequency Electronics, Inc. Common Stock; 420,970 shares	$2,824,707

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2009:

Union Bond & Trust Company Principal Stable Value Fund; 231,252 shares	$3,947,575
Principal Global Investors Large Cap S&P 500 Index R3 Fund; 247,560 shares	$1,928,490
Capital Research and Management Growth Fund of America R3 Fund; 30,049 shares	$809,220
Principal Global Investors Bond & Mortgage Securities R3 Fund, 77,597 shares	$745,702
Principal Global Investors Lifetime 2030 R3 Fund, 72,721 shares	$741,755
Frequency Electronics, Inc. Common Stock; 370,617 shares	$1,904,971

4.	Fair Value Measurements

The Plan uses accounting guidance under ASC 820 to establish a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
-	Quoted prices for similar assets or liabilities in active markets;
-	Quoted prices for identical or similar assets or liabilities in inactive markets;
-	Inputs other than quoted prices that are observable for the asset or liability;
-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Frequency Electronics, Inc. Common Stock:  Valued at the closing price reported on the NASDAQ Global Market on which the securities are traded.

Mutual funds:  Valued at quoted market prices as reported on the active market on which the individual funds are traded, which represents net asset value.

Stable Value Fund:  Fair value is determined by measuring the market value of its underlying investments.  The fund contains synthetic investment contracts comprised of both underlying investment and contractual components which have observable level 1 and level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2010:

		Significant
	Quoted Prices In	Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Investments	Level 1	Level 2	Level 3	Total
Mutual Funds:
Fixed Income	$1,526,174	$-	$-	$1,526,174
Balanced	1,618,015	-	-	1,618,015
Large U.S. Equity	3,110,133	-	-	3,110,133
Small/Mid U.S. Equity	1,190,156	-	-	1,190,156
International Equity	985,576	-	-	985,576
Frequency Electronics Inc.
Common Stock	2,824,707	-	-	2,824,707
Stable Value Fund	-	4,282,575	-	4,282,575
Investments at Fair Value	$11,254,761	$4,282,575	$-	$15,537,336

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2009:

		Significant
	Quoted Prices In	Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
Investments	Level 1	Level 2	Level 3	Total
Mutual Funds:
Fixed Income	$1,127,108	$-	$-	$1,127,108
Balanced	1,338,177	-	-	1,338,177
Large U.S. Equity	3,041,267	-	-	3,041,267
Small/Mid U.S. Equity	1,190,156	-	-	1,190,156
International Equity	862,036	-	-	862,036
Frequency Electronics Inc.
Common Stock	1,904,971	-	-	1,904,971
Stable Value Fund	-	3,947,575	-	3,947,575
Investments at Fair Value	$9,153,026	$3,947,575	$-	$13,100,601

5.	Investment Contract with Insurance Company

Accounting guidance provided in ASC 962, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Stable Value Fund’s net assets include Guaranteed Investment Contracts (GIC) which are fully benefit-responsive and are accounted for on their contract value basis.  These contracts include both conventional and synthetic GICs.  Conventional GICS are issued by insurance companies and are primarily non-participating.  Synthetic investment contracts or wrap contracts, issued by insurance companies or banks, are primarily participating and do not absorb any loss for credit defaults in an underlying portfolio.  Market value events may limit the ability of the Stable Value Fund to transact at contract value with the issues.  As required by ASC 962, the Statement of Net Assets Available for Benefits presents the fair value of the Stable Value Fund with an adjustment from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  At December 31, 2010 and 2009, the Plan’s investment in the Stable Value Fund at fair value exceeded the contract value by approximately $86,000 and $26,000, respectively.  The average yield of the Stable Value Fund, based on actual earnings were 2.78% and 2.76% respectively, for the years ended December 31, 2010 and 2009.  For the same periods, the yield based on interest rates credited to Participants were 2.81% and 2.63%, respectively.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 9, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Code.  The Plan has been amended since receiving the tax determination letter.   However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.  In the event of Plan termination, participants will become 100 percent vested in their employer contributions.

8.	Parties in Interest/Related Party Transactions

The Plan's investments include shares of common stock issued by the Plan Sponsor, Frequency Electronics, Inc.  Investment in Frequency Electronics, Inc. common stock is permitted under the provisions of the Plan.

Principal Financial Group - Certain plan investments are shares of pooled separate accounts managed by Principal Financial Group.  Principal is the custodian and record keeper as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.  Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value.  Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.  Fees paid by the Plan were $1,810 for the year ended December 31, 2010.

9.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issues and changes in interest rates.

10.	Excess Contribution Payable

For the year ended December 31, 2009, the Plan did not meet the test for highly compensated employees under IRC Sections 401(k) and 401(m).  The excess contribution in the amount of $19,612 for the year ended December 31, 2009 was returned to the participants in February 2010.  For the year ended December 31, 2010, the Plan met the test for highly compensated employees and no accrual for excess contributions was required.

11.	Noncompliance with Plan Terms

For the years ended December 31, 2010 and 2009, the Plan was not in compliance with certain participant contribution requirements per the Plan document, which resulted in incorrect withholding of contributions.  The Plan Sponsor corrected the errors identified for the year ended December 31, 2009 in June 2010 and is in the process of correcting the errors identified for the year ended December 31, 2010.

12.	Reconciliation to Form 5500

The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from the adjustment of investment contracts from fair value to contract value in accordance with the FSP.

The following is a reconciliation of the changes in net assets available for benefits during the year ended December 31, 2010:

Changes in Net Assets Available for Benefits per Form 5500	$2,444,533
Excess Participant Contribution, paid in 2010 accrued in 2009	19,612
Decrease in Contract Value Adjustment,	(59,222)
Changes in Net Assets Available for Benefits per financial statements	$2,404,923

The following is a reconciliation of net assets available for benefits at December 31, 2010 and 2009:

	2010	2009
Net Assets per Form 5500	$16,056,994	$13,612,461
Contract Value Adjustment, current year	(85,717)	(26,495)
Excess Participant Contribution, accrued	-	(19,612)
Net Assets Available for Benefits per financial statements	$15,971,277	$13,566,354

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i – PN 003; EIN 11-1986657; FORM 5500
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or			Current
	similar party	Description of investment	Cost	Value

*	Union Bond & Trust Company Principal Stable Value Fund	Common / Collective Trust		$4,282,575

*	Principal Global Investors Smallcap Value R3 Fund	Interest in registered investment company.		425,342

*	Principal Global Investors Diversified International R3 Fund	Interest in registered investment company.		498,692

*	Principal Global Investors International Emerging Markets R3 Fund	Interest in registered investment company.		486,884

*	Principal Global Investors LargeCap S&P 500 Index R3 Fund	Interest in registered investment company.		1,851,879

	Allianz NFJ Dividend Value Fund	Interest in registered investment company.		172,750

	Columbia Management Advisors MidCap Value A Fund	Interest in registered investment company.		253,725

*	Edge Asset Management Government & HQ Bond R3 Fund	Interest in registered investment company.		610,333

*	Principal Global Investors Bond & Mortgage Securities R3 Fund	Interest in registered investment company.		915,841
			,
	Turner Investment Partners MidCap Growth III R3 Fund	Interest in registered investment company.		314,466

*	Principal Global Investors LifeTime 2010 R3 Fund	Interest in registered investment company.		91,645

*	Principal Global Investors LifeTime 2020 R3 Fund	Interest in registered investment company.		363,807

*	Principal Global Investors LifeTime 2030 R3 Fund	Interest in registered investment company.		905,829

*	Principal Global Investors LifeTime 2040 R3 Fund	Interest in registered investment company.		53,418

*	Principal Global Investors LifeTime 2050 R3 Fund	Interest in registered investment company.		123,530

	Capital Research and Mgmt Growth Fund of America R3 Fund	Interest in registered investment companies.		890,150

*	Principal Global Investor Life Time Strategic Income R3 Fund	Interest in registered investment companies		79,784

	Columbus Circle Investors Large Cap Growth AdvPr Fund	Interest in registered investment companies		20,825

	T. Rowe Price LargeCap Blend II R3 Fund	Interest in registered investment companies		8,947

	Neuberger Berman Mgmt Inc. Partners Advisory Fund	Interest in registered investment companies		165,583

	Alliance Bernstein LP Smallcap Growth I R3 Fund	Interest in registered investment companies		107,635

*	Principal Global Investors MidCap S&P 400 Index R3 Fund	Interest in registered investment companies		55,970

*	Principal Global Investors SmallCap S&P 600 Index R3 Fund	Interest in registered investment companies		33,019

*	Frequency Electronics, Inc. Common Stock	Common stock of Frequency Electronics, Inc Par value $1.00.	$3,195,499	2,824,707
				$15,537,336
*	Notes receivable from participants	Notes receivable from plan participants. Various maturity dates through March 2019 with interest at prevailing commercial rates (4.0% -10.25%) and secured by the participants vested account balance.		$518,825

	* Denotes party in interest.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4j – PN 003: EIN 11-1986657; FORM 5500

SCHEDULE OF REPORTABLE TRANSACTIONS

DECEMBER 31, 2010

DESCRIPTION OF ASSET	Total Number of Purchases	Total Number of Sales	Total Value of Purchases	Total Value of Sales	Net Gain/(Loss)
Stable Value Fund	142		$1,179,994		$0
Stable Value Fund		116		$980,295	41,675
Frequency Electronics, Inc.	73		533,240		0
Frequency Electronics, Inc.		93		260,725	(116,455)